                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                Rock-Tenn Company
                                (Name of issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                         (Title of class of securities)

                                   772739-20-7
                                 (CUSIP Number)

                                James A. Rubright
                              c/o Rock-Tenn Company
                               504 Thrasher Street
                             Norcross, Georgia 30071
                                 (770) 448-2193
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    Copy to:
                               E. William Bates II
                                 King & Spalding
                           1185 Avenue of the Americas
                            New York, New York 10036
                                 (212) 556-2100

                                  May 17, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  J. Hyatt Brown

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                     (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Florida

          NUMBER OF             7.     SOLE VOTING POWER                          1,762,867(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                        2,977,017(**)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                     1,762,867(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                   2,977,017(**)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,739,884(**)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.9% (based on 34,090,838 shares outstanding on March 31,
                  2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common
                  Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  IN

                     (*) SEE INSTRUCTIONS BEFORE FILLING OUT!

(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.

                               Page 2 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Ormond Riverside L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                     (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Florida

          NUMBER OF             7.     SOLE VOTING POWER                         1,762,200(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                               0(**)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                    1,762,200(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                          0(**)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,762,200(**)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.2% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  PN

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!

(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.


                               Page 3 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Brown & Brown, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Florida

          NUMBER OF             7.     SOLE VOTING POWER                          559,970(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                              0(**)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                     559,970(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                         0(**)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  559,970(**)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.6% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON*
                  CO

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!

(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.


                               Page 4 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Stephen G. Anderson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                     (a)  [ ]
                                                                                 (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  North Carolina

          NUMBER OF             7.     SOLE VOTING POWER                         299,363(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                             0(**)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                    299,363(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                        0(**)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  299,363(**)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.9% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  IN

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!

(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.


                               Page 5 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Cynthia Anderson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  North Carolina

          NUMBER OF             7.     SOLE VOTING POWER                         426,096(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                             0(**)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                    426,096(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                        0(**)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  426,096(**)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.3% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  IN

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!

(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.


                               Page 6 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Lou Brown Jewell

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Georgia

          NUMBER OF             7.     SOLE VOTING POWER                         145,972(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                       320,108(**)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                    145,972(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                  320,108(**)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,113,726(**), (***)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.2% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  IN

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!

(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.

(***)    607,919 shares of Class A Common Stock and 1,039,727 shares of Class B
         Common Stock are beneficially owned by Custodial TR U/W A. Worley
         Brown, QTIPB; Mrs. Jewell is the beneficiary of such shares but does not have voting or investment power over such shares.


                               Page 7 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Bradley Currey Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                     (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Georgia

          NUMBER OF             7.     SOLE VOTING POWER                         1,051,693(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                       1,513,393(**),(***)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                    1,051,693(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                  1,513,393(**),(***)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,565,068(**),(***)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.5% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  IN

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!

(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.

(***) Includes 743,992 shares owned by Currey Family Investments, L.P., which shares are also included in shares that may be deemed beneficially owned by Mr. Russell Currey.


                               Page 8 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Currey Family Investments, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Georgia

          NUMBER OF             7.     SOLE VOTING POWER                          743,992(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                              0(**)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                     743,992(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                         0(**)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  743,992(**)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.2% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  PN

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!


(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.


                               Page 9 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Sally Currey

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                     (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Georgia

          NUMBER OF             7.     SOLE VOTING POWER                          242,712(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                              0(**)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                     242,712(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                         0(**)


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  242,712(**)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.7% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  IN

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!


(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.


                              Page 10 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Richard Steed

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                     (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Georgia

          NUMBER OF             7.     SOLE VOTING POWER                         359,922(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                       208,061(**)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                    350,256(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                  208,061(**)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   567,983(**)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.7% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  IN

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!


(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.


                              Page 11 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Melinda Steed

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                     (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Georgia

          NUMBER OF             7.     SOLE VOTING POWER                         112,770(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                       208,061(**)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                    112,770(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                  208,061(**)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  320,831(**)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.9% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  IN

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!


(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.


                              Page 12 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Russell M. Currey

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                     (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Georgia

          NUMBER OF             7.     SOLE VOTING POWER                          906,572(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                        743,992(**),(***)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                     898,238(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                   743,992(**),(***)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,650,564(**),(***)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.8% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  IN

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!


(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.
(***) Includes 743,992 shares owned by Currey Family Investments, L.P., which shares are also included in shares that may be deemed beneficially owned by Mr. Russell Currey.


                              Page 13 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  David E. Dreibelbis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                     (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Georgia

          NUMBER OF             7.     SOLE VOTING POWER                         418,975(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                             0(**)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                    397,698(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                        0(**)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  418,975(**)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.2% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  IN

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!

(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.


                              Page 14 of 26 Pages
                            Exhibit Index on Page 26

CUSIP NO. 772739-20-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  James A. Rubright

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                     (a) [ ]
                                                                                 (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS(*)
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Georgia

          NUMBER OF             7.     SOLE VOTING POWER                         427,129(**)
 SHARES BENEFICIALLY OWNED BY
             EACH               8.     SHARED VOTING POWER                             0(**)
          REPORTING
            PERSON              9.     SOLE DISPOSITIVE POWER                    375,463(**)
             WITH
                                10.    SHARED DISPOSITIVE POWER                        0(**)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   427,129(**)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(*)                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.3% (based on 34,090,838 shares outstanding on March 31, 2002 and treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock of the Issuer as one issued and outstanding share of Class A Common Stock of the Issuer)

14.      TYPE OF REPORTING PERSON(*)
                  IN

                    (*) SEE INSTRUCTIONS BEFORE FILLING OUT!


(**) Treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock.


                              Page 15 of 26 Pages
                            Exhibit Index on Page 26

ITEM 1.   SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Rock-Tenn Company (the "Issuer"), a Georgia corporation. The Class B Common Stock of the Issuer, par value $.01 per share (the "Class B Common Stock"), and the Class A Common Stock are collectively referred to as the "Common Stock." Pursuant to the Issuer's Restated and Amended Articles of Incorporation, as amended (the "Articles of Incorporation"), each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. The address of the Issuer's principal executive offices is 504 Thrasher Street, Norcross, Georgia 30071.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) and (f). This Schedule 13D is being filed on behalf of J. Hyatt Brown, Ormond Riverside L.P., Brown & Brown, Inc., Stephen G. Anderson, Cynthia Anderson, Lou Brown Jewell, Bradley Currey Jr., Sally Currey, Currey Family Investments, L.P., Richard Steed, Melinda Steed, David E. Dreibelbis, Russell M. Currey, and James A. Rubright (collectively, the "Reporting Persons"). The Reporting Persons may together constitute a group within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 (the "Act"). Except as specifically provided herein, each of the Reporting Persons disclaims beneficial ownership of the Common Stock owned by the other Reporting Persons.

         J. Hyatt Brown is a citizen of the United States and his principal business address is P.O. Drawer 2412, Daytona Beach, Florida 32115. Mr. Brown is President and Chief Executive Officer of Brown & Brown, Inc., an insurance brokerage firm and agency. Ormond Riverside L.P. is a limited partnership formed in the state of Florida. Its principle business and office address is P.O. Box 3679, Carson City, Nevada, 89702. Ormond Riverside L.P. is an investment partnership owned by the Brown family. Brown & Brown, Inc. is a publicly traded corporation incorporated in the state of Florida. It is a diversified insurance brokerage firm and agency and its principle business address is 220 South Ridgewood Avenue, Daytona Beach, FL 32114.

         Dr. Stephen G. Anderson is a citizen of the United States. His principal residence is 2927 Lyndhurst Avenue, Winston-Salem, NC, 27103. Dr. Anderson is a retired medical doctor. Cynthia Anderson, the spouse of Dr. Stephen G. Anderson, is a citizen of the United States and her principal residence is 2927 Lyndhurst Avenue, Winston-Salem, NC, 27103. Mrs. Anderson is a homemaker.

         Lou Brown Jewell is a citizen of the United States and her principal residence is 2800 Cravey Trail, Atlanta, GA 30345. Ms. Jewell is a retired school teacher.

         Bradley Currey Jr. is a citizen of the United States and his principal address is 50 Hurt Plaza, Suite 1295, Atlanta, Georgia 30303. Mr. Currey is the retired Chief Executive Officer of Rock-Tenn Company. Sally Currey, the spouse of Bradley Currey Jr., is a citizen of the United States and her principal address is 50 Hurt Plaza, Suite 1295, Atlanta, Georgia 30303. Ms. Currey is a homemaker. Currey Family Investments, L.P. is a Georgia limited partnership. Its principle business and office address is 50 Hurt Plaza, Suite 1295, Atlanta, Georgia 30303. Currey Family Investments, L.P. is an investment partnership owned by the Currey family.

         Richard Steed is a citizen of the United States and his principal business address is 504 Thrasher Street, Norcross, GA 30071. Mr. Steed is the President and Chief Executive Officer of RTS Packaging, LLC, a manufacturer of partition divisions and a joint venture between Rock-Tenn Company and Sonoco Products Company. Melinda Steed, the spouse of Richard Steed, is a citizen of the United States. Mrs. Steed is a homemaker and her principal residence is 1525 Misty Oaks Drive, Dunwoody, GA, 30350.

         David E. Dreibelbis is a citizen of the United States and his principal business address is 504 Thrasher Street, Norcross, GA 30071. Mr. Dreibelbis is the Executive Vice President and General Manager of the Paperboard Group at Rock-Tenn Company.

         Russell M. Currey is a citizen of the United States and his principal business address is 504 Thrasher Street,


                              Page 16 of 26 Pages
                            Exhibit Index on Page 26

Norcross, GA 30071. Mr. Currey is the Executive Vice President and General Manager of the Corrugated Packaging Division of Rock-Tenn Company.

         James A. Rubright is a citizen of the United States and his principal business address is 504 Thrasher Street, Norcross, GA 30071. Mr. Rubright is the Chairman and Chief Executive Officer of Rock-Tenn Company.

         (d) - (e). During the last five years, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, the officers or directors of any of the Reporting Persons or the persons with whom any of the Reporting Persons share voting or dispositive power with respect to the Common Stock (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining them from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No funds or other consideration were, or will be, paid by the Reporting Persons to acquire the shares of Class A Common Stock acquired pursuant to the transaction subject to this Schedule 13D. The information contained in Item 4 is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (j). Each of the Reporting Persons acquired the Common Stock for investment purposes.

         On May 17, 2002, a meeting of the Board of Directors of the Issuer was held to consider the Reporting Persons' intention to convert all of the shares of Class B Common Stock owned by them into shares of Class A Common Stock pursuant to Article II(b)(5) of the Articles of Incorporation. Pursuant to the Articles of Incorporation, subject to the right of first refusal contained in
Article II(b)(4) of the Articles of Incorporation (described below), shares of Class B Common Stock may be converted into shares of Class A Common Stock, on a one-for-one basis, at the option of the holder of such shares of Class B Common Stock.

         According to the most recent 10-Q for the quarterly period ended March 31, 2002, as of May 10, 2002, there were an aggregate of 24,457,937 shares of issued and outstanding Class A Common Stock and 9,632,901 shares of issued and outstanding Class B Common Stock.

         As of May 17, 2002, the Reporting Persons beneficially owned the following shares of Class B Common Stock:

                  Reporting Person                                  Shares
                  ----------------                                  ------
                  James A. Rubright                                  70,000
                  Stephen G. Anderson                               143,998
                  Cynthia Anderson                                  163,152
                  Lou Brown Jewell                                  145,305
                  Bradley Currey Jr                               1,021,493
                  Sally Currey                                      242,712
                  Currey Family Investments, L.P.                   743,992
                  Ormond Riverside L.P.                           1,046,100
                  Brown & Brown, Inc.                               362,485
                  Richard Steed & Melinda Steed, jointly            179,101
                  Richard Steed, individually                       177,078
                  Melinda Steed, individually                       112,770
                  David E. Dreibelbis                               177,526
                  Russell M. Currey                                 120,498


                              Page 17 of 26 Pages
                            Exhibit Index on Page 26

         On May 17, 2002, at the meeting of the Board of Directors of the Issuer, the Reporting Persons collectively notified the Issuer of their intention, pursuant to Article II(b)(5) of the Articles of Incorporation, to convert all of the shares of Class B Common Stock owned by them into shares of Class A Common Stock (the "Conversion Notice"). The Conversion Notice (which is attached hereto as Exhibit 1 and is incorporated herein by reference) was delivered subject to the condition that the right of first refusal pursuant to
Article II(b)(4) of the Articles of Incorporation would not be exercised by either the Issuer or any of the members of the Management Committee. In the Conversion Notice, the Reporting Persons established June 30, 2002 as the date the certificates for the Class B Common Stock are to be delivered to the Issuer and the conversion is to occur (the "Conversion Date").

         Article II(b)(4) of the Articles of Incorporation provides that if holders of Class B Common Stock deliver a Conversion Notice to the Issuer, the members of the Management Committee of the Issuer and the Issuer shall collectively have the right to purchase (the "Right of First Refusal") up to all of such shares to be converted at a price per share equal to the "Current Market Price." The Current Market Price is defined in the Articles of Incorporation to mean the weighted average of the sales prices on each of the four consecutive business days commencing on the day after the Issuer receives the Conversion Notice of a share of Class A Common Stock as reported by the National Association of Securities Dealers Automated Quotation System/National Market System.

         At the meeting of the Board of Directors of the Issuer, the Board of Directors accepted the delivery of the Conversion Notice and agreed to waive the notice requirements and the Right of First Refusal of the Issuer pursuant to Article II(b)(4) of the Articles of Incorporation. The Board of Directors also acknowledged that, provided the Management Committee unanimously waives the notice requirements and the Right of First Refusal pursuant to Article II(b)(4) of the Articles of Incorporation, upon the conversion of the Class B Common Stock and on the Conversion Date, the remaining shares of Class B Common Stock shall represent less than 15% of the aggregate issued and outstanding shares of Common Stock (treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock). Consequently, the Board of Directors acknowledged that, pursuant to Article II(b)(6) of the Articles of Incorporation, on the Conversion Date (which is the last day of the current fiscal quarter of the Issuer), each remaining issued and outstanding share of Class B Common Stock shall automatically convert, without any further action on the part of the Issuer or any other person, into one share of Class A Common Stock.

         On May 17, 2002, each of the members of the Management Committee notified the Reporting Persons that they waived all notice requirements with respect to the Right of First Refusal and would not exercise their Right of First Refusal to purchase any of the Class B Common Stock subject to the Conversion Notice. In addition, the Reporting Persons were notified that the Issuer would not exercise its Right of First Refusal to purchase the shares of Class B Common Stock subject to the Conversion Notice.

         As a result of the waivers by the Issuer and the Management Committee of the Right of First Refusal, upon delivery of the share certificates representing the Class B Common Stock by the Reporting Persons, on the Conversion Date each share of Class B Common Stock of the Reporting Persons will convert into one share of Class A Common Stock on the Conversion Date, for an aggregate of 4,806,210 shares of Class A Common Stock. As a result of the conversion of the Class B Common Stock pursuant to the Conversion Notice, the remaining issued and outstanding shares of Class B Common Stock will constitute less than 15% of the aggregate issued and outstanding shares of Common Stock (treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock). Consequently, pursuant to Article II(b)(6) of the Articles of Incorporation, on the Conversion Date (which is the last day of the current fiscal quarter of the Issuer), each remaining issued and outstanding share of Class B Common Stock shall automatically convert, without any further action on the part of the Issuer or any other person, into one share of Class A Common Stock. Following such automatic conversion, there will be no issued or outstanding shares of Class B Common Stock.

         The Reporting Persons advised the Issuer that the Class B Common Stock was originally intended to be held or controlled by members of the senior management team of the Issuer. During the past ten years since the retirement of former Chief Executive Officer A. Worley Brown in 1993 and former CEO Bradley Currey in January 2000, the majority of shares of Class B Common Stock have ceased to be held by individuals who hold management positions in the Company. Accordingly, the Reporting Persons advised the Issuer that they believe the two-class


                              Page 18 of 26 Pages
                            Exhibit Index on Page 26
stock structure no longer serves the purpose for which it was intended and that by converting all shares of Class B Common Stock into shares of Class A Common Stock, a feature of the Issuer's capital structure will be removed that the Reporting Persons believe is viewed by some institutional investors as unattractive and, in come cases, represents an impediment to investment in the Issuer. It is the desire of the Reporting Persons to improve the liquidity of the Issuer's Common Stock and increase its attractiveness as an investment to potential shareholders by causing the elimination of the shares of Class B Common Stock.

         The Reporting Persons are acting together, and may be deemed to be a group within the meaning of Rule 13d-5 of the Act, with respect to the Class B Common Stock owned by them solely with respect to the Conversion Notice and the matters described in this Item 4. Following the Conversion Date, the Reporting Persons shall no longer be acting together with respect to the Common Stock, and may no longer be considered to be a group for purposes of Rule 13d-5 of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons may be deemed to constitute a group within the meaning of Rule 13d-5 of the Act. Prior to the conversion of the Class B Common Stock owned by the Reporting Persons pursuant to the Conversion Notice, the Reporting Persons, as a group, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) 3,189,045 shares of Class A Common Stock and 7,854,333 shares of Class B Common Stock, which constitutes 9.35% and 23.04%, respectively, of the outstanding shares of Common Stock (treating for the purposes of such calculation each issued and outstanding share of Class B Common Stock as one issued and outstanding share of Class A Common Stock and based on 24,457,937 shares of issued and outstanding Class A Common Stock and 9,632,901 shares of issued and outstanding Class B Common Stock as of May 10, 2002). Although the Reporting Persons may be deemed to be a group for purposes of Rule 13d-5, except as specifically provided herein, each of the Reporting Persons disclaims beneficial ownership of the Common Stock owned by the other Reporting Persons.

         Of the securities identified pursuant to Item 1, as of May 17, 2002 (assuming conversion of the Class B Common Stock as described in Item 4):

         (i) James A. Rubright owned of record 57,128 shares of Class A Common Stock and 70,000 shares of Class B Common Stock, representing 0.3% of the Common Stock;

         (ii) Stephen G. Anderson owned of record 151,198 shares of Class A Common Stock and 143,998 shares of Class B Common Stock, representing 0.9% of the Common Stock;

         (iii) Cynthia Anderson owned of record 262,944 shares of Class A Common Stock and 163,152 shares of Class B Common Stock, representing 1.3% of the Common Stock;

         (iv) Lou Brown Jewell owned of record 145,305 shares of Class B Common Stock, representing 0.4% of the Common Stock;

         (v) Bradley Currey Jr. owned of record 30,200 shares of Class A Common Stock and 1,021,493 shares of Class B Common Stock, representing 3.1% of the Common Stock;

         (vi) Sally Currey owned of record 242,712 shares of Class B Common Stock, representing 0.7% of the Common Stock;

         (vii) Currey Family Investments, L.P. owned of record 743,992 shares of Class B Common Stock, representing 2.2% of the Common Stock; (viii) Ormond Riverside L.P. owned of record 716,100 shares of Class A Common Stock and 1,046,100 shares of Class B Common Stock, representing 5.2% of the Common Stock;

         (ix) Brown & Brown, Inc. owned of record 197,485 shares of Class A Common Stock and 362,485 shares of Class B Common Stock, representing 1.6% of the Common Stock;

         (x) Richard Steed & Melinda Steed, jointly, owned of record 28,960 shares of Class A Common


                              Page 19 of 26 Pages
                            Exhibit Index on Page 26

                  Stock and 179,101 shares of Class B Common Stock, representing 0.6% of the Common Stock;

         (xi) Richard Steed, individually, owned of record 11,852 shares of Class A Common Stock and 177,078 shares of Class B Common Stock, representing 0.5% of the Common Stock;

         (xii) Melinda Steed, individually, owned of record 112,770 shares of Class B Common Stock, representing 0.3% of the Common Stock;

         (xiii) David E. Dreibelbis owned of record 61,048 shares of Class A Common Stock and 184,126 shares of Class B Common Stock, representing 0.7% of the Common Stock;

         (xiv) Russell M. Currey owned of record 11,581 shares of Class A Common Stock and 120,498 shares of Class B Common Stock, representing 0.4% of the Common Stock.

         According to the most recent 10-Q for the quarterly period ended March 31, 2002, as of May 10, 2002, there were an aggregate of 24,457,937 shares of issued and outstanding Class A Common Stock and 9,632,901 shares of issued and outstanding Class B Common Stock.

         (b) - (c) As of May 17, 2002:

         J. Hyatt Brown may be deemed to be the beneficial owner of 1,911,148 shares of Class A Common Stock and 2,828,736 shares of Class B Common Stock, representing 13.9% of the Common Stock (assuming conversion of the Class B Common Stock as described in Item 4). These shares are owned as follows:

         (i) 716,100 shares of Class A Common Stock and 1,046,100 shares of Class B Common Stock are owned by Ormond Riverside L.P. Mr. Brown is the general partner of Ormond Riverside L.P. and as such has sole voting and dispositive power over such shares;

         (ii) 197,485 shares of Class A Common Stock and 362,485 shares of Class B Common Stock are owned by Brown & Brown, Inc. Mr. Brown is the Chairman and Chief Executive Officer of Brown & Brown, Inc. and as such is deemed to have shared voting and dispositive power over such shares;

         (iii) 388,977 shares of Class A Common Stock and 380,424 shares Class B Common Stock are deemed beneficially owned by Mr. Brown as co-trustee with Messrs. Bradley Currey, Jr. and John
                  D. Hopkins of a trust for the benefit of Mrs. Lou Brown Jewell (which shares are also shown as being beneficially owned by Messrs. Bradley Currey, Jr. and John D. Hopkins). Mr. Brown is deemed to have shared voting and dispositive power over such shares;

         (iv) 607,919 shares of Class A Common Stock and 1,039,727 shares of Class B Common Stock are deemed beneficially owned by Mr. Brown as trustee of the Custodial TR U/W A. Worley Brown, QTIPB. Mr. Brown is deemed to have shared voting and dispositive power over such shares; and

         (v) 667 shares of Class A Common Stock are issuable upon exercise of stock options beneficially owned by Mr. Brown.

         Ormond Riverside L.P. has sole voting and dispositive power over 716,100 shares of Class A Common Stock and 1,046,100 shares of Class B Common Stock, representing 5.2% of the Common Stock (assuming conversion of the Class B Common Stock as described in Item 4). Mr. Brown is the general partner of Ormond Riverside L.P.

         Brown & Brown, Inc. has sole voting and dispositive power over 197,485 shares of Class A Common Stock and 362,485 shares of Class B Common Stock, representing 1.6% of the Common Stock (assuming conversion of the Class B Common Stock as described in Item 4). Mr. Brown is the Chairman and Chief Executive Officer of Brown & Brown, Inc.


                              Page 20 of 26 Pages
                            Exhibit Index on Page 26

         Dr. Stephen G. Anderson has sole voting and dispositive power over 155,365 shares of Class A Common Stock and 143,998 shares of Class B Common Stock, representing 0.9% of the Common Stock (assuming conversion of the Class B Common Stock as described in Item 4). 3,500 of such shares of Class A Common Stock may be deemed to be beneficially owned by Dr. Anderson as trustee of the Corryne H. Taylor Trust. An additional 667 shares of Class A Common Stock are issuable upon exercise of stock options beneficially owned by Dr. Anderson.

         Mrs. Cynthia Anderson has sole voting and dispositive power over 262,944 shares of Class A Common Stock and 163,152 shares of Class B Common Stock, representing 1.2% of the Common Stock (assuming conversion of the Class B Common Stock as described in Item 4).

         Lou Brown Jewell may be deemed to be the beneficial owner of 737,135 shares of Class A Common Stock and 1,377,091 shares of Class B Common Stock, representing 6.2% of the Common Stock outstanding (assuming conversion of the Class B Common Stock as described in Item 4). Mrs. Jewell has sole voting and investment power over 145,305 shares of Class B Common Stock. An additional 667 shares of Class A Common Stock are issuable upon exercise of stock options beneficially owned by Mrs. Jewell. 607,919 shares of Class A Common Stock and 1,039,727 shares of Class B Common Stock are beneficially owned by Custodial TR U/W A. Worley Brown, QTIPB; Mrs. Jewell is the beneficiary of such shares but does not have voting or investment power over such shares. Mrs. Jewell has shared voting and investment power over 128,049 shares of Class A Common Stock and 192,059 shares of Class B Common Stock, which are owned as follows deemed beneficially owned by Mrs. Jewell as co-trustee of two separate trusts for the benefit of Nancy Louise Brown Markham and Elizabeth Irene Brown Dixon, respectively.

         Bradley Currey Jr. may be deemed to be the beneficial owner of 410,644 shares of Class A Common Stock and 2,145,909 shares of Class B Common Stock, representing 7.5% of the Common Stock outstanding (assuming conversion of the Class B Common Stock as described in Item 4). Mr. Currey has sole voting and investment power over 21,000 shares of Class A Common Stock and 1,021,493 shares of Class B Common Stock. An additional 667 shares of Class A Common Stock are issuable upon exercise of stock options beneficially owned by Mr. Currey. Mr. Currey has shared voting and investment power over 388,977 shares of Class A Common Stock and 1,124,416 shares of Class B Common Stock, which are owned as follows:

         (i) 388,977 shares of Class A Common Stock and 380,424 shares of Class B Common Stock are deemed beneficially owned by Mr. Currey as co-trustee with Messrs. J. Hyatt Brown and John D. Hopkins of a trust for the benefit of Mrs. Lou Brown Jewell (which shares are also shown as being beneficially owned by Messrs. J. Hyatt Brown and John D. Hopkins); and

         (ii) 743,992 shares of Class B Common Stock are beneficially owned by Currey Family Investments, L.P., for which Mr. Currey serves as general partner (which shares are also shown as beneficially owned by Mr. Russell M. Currey).

         Sally Currey may be deemed to be the beneficial owner of, and to have sole voting and dispositive power over, 242,712 shares of Class B Common Stock, representing 0.7% of the Common Stock (assuming conversion of the Class B Common Stock as described in Item 4).

         Currey Family Investments, L.P., owns 743,992 shares of Class B Common Stock, representing 2.2% of the Common Stock (assuming conversion of the Class B Common Stock as described in Item 4). Mr. Bradley Currey Jr. and Mr. Russell
M. Currey serve as general partners.

         Richard Steed may be deemed to be the beneficial owner of 102,229 shares of Class A Common Stock and 465,754 shares of Class B Common Stock, representing 1.4% of the Common Stock outstanding (assuming conversion of the Class B Common Stock as described in Item 4). Mr. Steed has sole voting and investment power over 2,186 shares of Class A Common Stock and 286,653 shares of Class B Common Stock, of which 9,575 shares of Class B Common Stock may be deemed to be beneficially owned by Mr. Steed in respect of three separate


                              Page 21 of 26 Pages
                            Exhibit Index on Page 26
custodial accounts established for the benefit of Bryan R. Steed, Kelly C. Steed, and Lauren E. Steed, respectively, and 100,000 shares of Class B Common Stock may be deemed to be beneficially owned by Mr. Steed that are owned of record by Steed Family Investments. Mr. Steed has sole voting power over an additional 9,666 restricted shares of Class A Common Stock. Mr. Steed has shared voting and investment power over 28,960 shares of Class A Common Stock and 179,101 shares of Class B Common Stock, which are beneficially owned in joint tenancy with Mr. Steed's spouse. An additional 61,417 shares of Class A Common Stock are issuable upon exercise of stock options held by Mr. Steed.

         Melinda Steed may be deemed to be the beneficial owner of and to have sole voting and dispositive power over 112,770 shares of Class B Common Stock, representing 0.3% of the Common Stock (assuming conversion of the Class B Common Stock as described in Item 4) and to have shared voting and dispositive power over 28,960 shares of Class A Common Stock and 179,101 shares of Class B Common Stock.

         David Dreibelbis may be deemed to be the beneficial owner of 234,849 shares of Class A Common Stock and 184,126 shares of Class B Common Stock, representing 1.2% of the Common Stock outstanding (assuming conversion of the Class B Common Stock as described in Item 4). Mr. Dreibelbis has sole voting and investment power over 39,771 shares of Class A Common Stock and 177,526 shares of Class B Common Stock. An additional 173,801 shares of Class A Common Stock and 6,600 shares of Class B Common Stock are issuable upon exercise of stock options beneficially owned by Mr. Dreibelbis. Mr. Dreibelbis has sole voting power over an additional 21,277 restricted shares of Class A Common Stock.

         Russell M. Currey may be deemed to be the beneficial owner of 120,649 shares of Class A Common Stock and 1,529,915 shares of Class B Common Stock, representing 4.8% of the Common Stock outstanding (assuming conversion of the Class B Common Stock as described in Item 4). Mr. Currey has sole voting and investment power over 3,248 shares of Class A Common Stock and 120,498 shares of Class B Common Stock. An additional 109,067 shares of Class A Common Stock and 6,667 shares of Class B Common Stock are issuable upon exercise of stock options beneficially owned by Mr. Currey. Mr. Currey has sole voting power over an additional 8,334 restricted shares of Class A Common Stock. Mr. Currey has shared voting and investment power over 1,402,750 shares of Class B Common Stock, which are owned as follows:

         (i) 658,758 shares of Class B Common Stock deemed beneficially owned by Mr. Currey as trustee of two trusts for the benefit of the spouse of Mr. Bradley Currey, Jr.;

         (ii) 743,992 shares of Class B Common Stock beneficially owned by Currey Family Investments, L.P., with respect to which Mr. Currey serves as general partner (which shares are also shown as beneficially owned by Mr. Bradley Currey, Jr.).

         James A. Rubright may be deemed to be the beneficial owner of 357,129 shares of Class A Common Stock and 70,000 shares of Class B Common Stock, representing 1.2% of the Common Stock outstanding (assuming conversion of the Class B Common Stock as described in Item 4). Mr. Rubright has sole voting and investment power over 5,462 shares of Class A Common Stock and 70,000 shares of Class B Common Stock. An additional 300,001 shares of Class A Common Stock are issuable upon exercise of stock options owned by Mr. Rubright. Mr. Rubright has sole voting power over an additional 51,666 restricted shares of Class A Common Stock.

         Except as set forth in Item 4 or this Item 5, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

         (d)      On May 10, 2002, James A. Rubright, David Dreibelbis, Russell
M. Currey and Richard Steed received 35,000, 8,000, 3,000 and 3,000 additional shares of restricted stock, respectively, pursuant to the Rock-Tenn Company 2000 Incentive Stock Plan.

         On March 11, 2002, Lou Brown Jewell contributed 1,292 Class A shares to Dekalb Medical Center Foundation. On March 12, 2002, Mrs. Jewell contributed 16,667 Class A shares to Dekalb Medical Center Foundation which had been converted from Class A shares.


                              Page 22 of 26 Pages
                            Exhibit Index on Page 26

         On March 12, 2002, Mrs. Lou Brown Jewell contributed 4,538 Class A shares to Emory University which had been converted from Class A shares.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Item 4 is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Conversion Notice, dated as of May 17, 2002.


                              Page 23 of 26 Pages
                            Exhibit Index on Page 26

                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 28, 2002



                                           /s/  Stephen G. Anderson
                                           -------------------------------------
                                           Stephen G. Anderson



                                           /s/  Cynthia Anderson
                                           -------------------------------------
                                           Cynthia Anderson


                                           ORMOND RIVERSIDE L.P.



                                           /s/ J. Hyatt Brown
                                           -------------------------------------
                                           By:  J. Hyatt Brown


                                           BROWN & BROWN, INC.



                                           /s/  J. Hyatt Brown
                                           -------------------------------------
                                           By:  J. Hyatt Brown



                                           /s/ Bradley Currey Jr.
                                           -------------------------------------
                                           Bradley Currey Jr.


                                           CURREY FAMILY INVESTMENTS, L.P.



                                           /s/ Bradley Currey Jr.
                                           -------------------------------------
                                           By:  Bradley Currey Jr.



                                           /s/  Sally Currey
                                           -------------------------------------
                                           Sally Currey



                                           /s/ Russell Currey
                                           -------------------------------------
                                           Russell Currey


                              Page 24 of 26 Pages
                            Exhibit Index on Page 26

                                           /s/  David Dreibelbis
                                           -------------------------------------
                                           David Dreibelbis



                                           /s/  Lou Brown Jewell
                                           -------------------------------------
                                           Lou Brown Jewell



                                           /s/  James Rubright
                                           -------------------------------------
                                           James Rubright


                                           STEED FAMILY INVESTMENTS



                                           /s/  Richard Steed
                                           -------------------------------------
                                           By:  Richard Steed



                                           /s/  Richard Steed
                                           -------------------------------------
                                           Richard Steed, individually and as
                                           joint tenant with Melinda Steed



                                           /s/  Melinda Steed
                                           -------------------------------------
                                           Melinda Steed, individually and as
                                           joint tenant with Richard Steed


                              Page 25 of 26 Pages
                            Exhibit Index on Page 26

                                 EXHIBIT INDEX

Exhibit           Description
-------           ------------
1.                Conversion Notice, dated as of May 17, 2002.

                              Page 26 of 26 Pages
                            Exhibit Index on Page 26